FILED BY BITFARMS LTD.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: STRONGHOLD DIGITAL MINING, INC.

COMMISSION FILE NO. 001-40931

The following is a partial transcript of an interview made available by CryptoSlate on www.x.com/cryptoslate on August 23, 2024.

SlateCast interview with Ben Gagnon, Chief Executive Officer at Bitfarms Ltd.

Akiba, CryptoSlate:

I want to get straight into something that happened very, very recently. I think that’s the hot button issue. So, the recent merger with Stronghold, how does that change your outlook for how the business will operate going forward?

Ben Gagnon:

Yeah, it’s a good question. I mean, I’m sure that’s the first thing that everybody’s going to want to know. We just announced the transaction on Wednesday, the 21st, so it is very recent news. This is something that I’ve been alluding to over the last couple of months when we have had a very clear focus on rebalancing our portfolio and expanding it towards the U.S. We are known as an international Bitcoin miner. We’ve got operations in 12 sites in 4 countries, Canada, U.S., Paraguay, Argentina, and the vast majority of our peers are really focused on the United States. That’s an area for us that, as of right now, is 6% I think, of our total portfolio. So, it’s relatively small and this is an opportunity for us to really grow quickly in the United States. This is the area that we think is the most exciting. I know a lot of focus is on Texas and on ERCOT, but PJM is actually the largest wholesale electricity market in the United States. It’s deregulated. It provides a lot of the same sort of economic demand response, trading, curtailment opportunities, the ability to hedge prices, the ability to trade our energy. There’s tremendous amount of flexibility that you get in PJM and what we’ve announced over the last couple of months here are basically two transactions for three sites, all of them in PJM and in Pennsylvania specifically. So, we have created here a portfolio of like 427 megawatts in Pennsylvania and PJM that have been announced over the last couple of weeks that’s bigger than our current existing footprint. It’s basically the footprint that we’re going to have at the end of the year, and so this is a massive ability for us to expand our U.S. presence, grow really, really quickly in a very exciting market with a lot of good opportunities for Bitcoin miners.

And the other thing here that I’ve been alluding to since I took over as CEO, I have a very strong commitment here to diversify the company beyond Bitcoin mining. And when I say diversify beyond Bitcoin mining, I’m not diversifying away from Bitcoin mining. What I want to do is I want to make sure that we’re able to grow the company and integrate all these other technologies and business streams that make us better Bitcoin owners. So, from my perspective, that’s things like energy generation, it’s energy trading, it’s cleaning up waste for revenue and cost reduction on our electricity it’s things like heat recycling to lower our energy costs and it’s integration of HPC and AI in an energy portfolio. And so, with this one transaction with Stronghold, we have ticked every single one of those diversification boxes that I’ve been talking about since my appointment as CEO. So, it really is a transformative transaction. It lays a tremendous foundation for Bitfarms to continue growing in 2025 and building off all the momentum that we have from our fleet upgrade program that we’ve done this year.

James Van Straten:

With the energy mix and the energy portfolio, is that like 50/50 between the US and the foreign markets? Roughly?

Ben Gagnon:

At the end of this year, we’re going to be a little bit more in LatAm than we are in North America, but when this transaction closes at the end of next year, we’re going to be about 47% U.S. power and we’re going to be 65% in North America. So, we’re going to flip going from majority LatAm exposure to majority North American exposure with the vast majority of that being in the United States.

James Van Straten:

And what are the reasons for that flip? Essentially?

Ben Gagnon:

There’s a lot of reasons for focusing on the U.S. specifically and really, it’s regards to ticking all of those other diversification boxes, right? Having greater control over our most important cost variable of energy is crucially important for a Bitcoin miner like ours. If we’re not in control of our energy, we’re not in control of our costs and if we’re not in control of our costs, we’re not in control of our future. And so giving us more levers in order to have that functionality and have that control gives us tremendous flexibility in order to optimize the value and optimize our operations across our entire portfolio. So really, really strategic. These opportunities are best found in the United States. There are other areas where you can get curtailment benefits or that sort of thing, but the huge amount of economic programs for controlling our energy are really unparalleled outside of the U.S., like, the U.S. is the market for this.

James Van Straten:

Yeah, that makes sense. And then could you just go into some details about I think Paraguay, I think there was a bit of fud around it. I think it was tax banning on Bitcoin mining. Could you just touch up on any of that?

…

Ben Gagnon:

So, with regards to that, the transaction that we announced with Stronghold is really about Bitfarms continuing to grow and continuing to execute. We’ve outlined a very strategic vision here with regards to what we want to do, how we want to grow, what we want to achieve, and as I said earlier, this one transaction is ticking every single box under our strategic priorities and helping Bitfarms become bigger, better, faster, stronger, and the company that we think we need to be in order to be an industry leader. This is purely about Bitfarms being a better Bitfarms and creating long-term value for shareholders with a deal that’s incredibly accretive. The transaction is approximately 10% of Bitfarms’ shares. We’re growing our energy portfolio almost 47% next year. We’ve got a massive pipeline on our exahash there when we do a fleet upgrade. There’s the ability at that site utilizing the full 307 megawatts to more than fivefold increase the hashrate that they have there on site and also drive a 50%, sorry, a more than 50% reduction in the hash cost.

That hash cost is really important for us because a lot of people like to focus on what does it cost to produce a Bitcoin, and that’s the number that with difficulty adjustments, it’s constantly changing. The number that we like to focus on is what does it cost for us to operate our hashrate? That’s hash cost and that’s really just a function of your energy price and the efficiency of the machine. There’s a lot of other things that you can add into it, but we think the most apples-to-apples comparison is just energy times efficiency. When you look at that and you look at how the market responds to hash price, what we’ve said is that the market responds at these kind of levels between 4 and 5 cents and really kind of on that lower level of 4 to 4.5, and that’s something we saw when the Bitcoin price pulled back to $52,000, the market responded very, very quickly with a reduction number hashrate, which resulted in a lower difficulty adjustment or sorry, a negative difficulty adjustment in order to compensate for these factors and what we can do here with our fleet upgrade and then also with the fleet upgrade at the new Stronghold locations, we can bring that hash cost down to about 1.3 to 1.40 cents with the new S 21 Pros or S 21 XPs, and that is well below the levels that which the market responds to because it’s significantly higher efficiency and it’s significantly lower energy costs and it’s also well below where we think hash price is going to be.

Nobody buys a Bitcoin miner, whether that’s a publicly traded miner who’s a proxy for the Bitcoin miners themselves or a physical Bitcoin mining machine at 4 cent hash price and you expect it to go down with 3, right? You buy a Bitcoin miner because you believe in Bitcoin, you believe Bitcoin price is going to go up, and you think that because Bitcoin price is going to go up faster than people can plug in miners, which is true, you’re going to get an outperformance of Bitcoin by investing in the miners, right? Nobody’s investing in Bitcoin miners because they think that Bitcoin is going to go down, everybody’s investing in Bitcoin miners because they’ve already accepted that Bitcoin is going to go up and they’re trying to get away to outperform Bitcoin. And so this is what we’re really focused on. How do we reduce our downside risk by cutting or controlling our costs, but also making sure that we’ve got the best upside exposure to rising Bitcoin prices and making sure that our shareholders have a fantastic opportunity to outperform Bitcoin via the upward exposure to Bitcoin prices that our mining operations and our fleet upgrades deliver. That’s what we’re focused on as a company.

Forward-Looking Statements

This communication contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this communication and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this communication regarding receipt of the approval of the shareholders of Stronghold Digital Mining, Inc. (“Stronghold”) for the proposed acquisition (the “Transaction”) by Bitfarms Ltd. (“Bitfarms” or the “Company”) as well as all other applicable regulatory approvals, closing of the Transaction on a timely basis and on the terms as announced, the benefits of the Transaction, the ability to gain access to additional electrical power and grow the hashrate of the Stronghold business, performance of the plants and equipment upgrades and the impact on operating capacity including the target hashrate to take the Stronghold business to 10 EH/s in 2025, to increase the Bitfarms energy portfolio to 950 MW by year-end 2025 and multi-year expansion capacity up to 1.6 GW, the opportunities to leverage Bitfarms’ proven expertise to successfully enhance energy efficiency and hashrate, reclamation and environmental benefits in general, the synergies of the combined business, carbon capture potential, hashrate growth in general, energy efficiency and cost savings in general, and the benefits of the growth strategy including to merge HPC / AI with Bitcoin mining operations and other statements regarding future plans and objectives of the Company are forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: receipt of the approval of the shareholders of Stronghold and the Toronto Stock Exchange for the Transaction as well as other applicable regulatory approvals; that the Transaction may not close within the timeframe anticipated or at all or may not close on the terms and conditions currently anticipated by the Company for a number of reasons including, without limitation, as a result of a failure to satisfy the conditions to closing of the Transaction; the inability of the Company to operate the plants as anticipated following consummation of the Transaction; failure of the equipment upgrades to be installed and operated as planned; the availability of additional power may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the power purchase agreements and economics thereof may not be as advantageous as expected; potential environmental cost and regulatory penalties due to the operation of the Stronghold plants which entail environmental risk and certain additional risk factors particular to the business of Stronghold including, land reclamation requirements may be burdensome and expensive, changes in tax credits related to coal refuse power generation could have a material adverse effect on the business, financial condition, results of operations and future development efforts, competition in power markets may have a material adverse effect on the results of operations, cash flows and the market value of the assets, the business is subject to substantial energy regulation and may be adversely affected by legislative or regulatory changes, as well as liability under, or any future inability to comply with, existing or future energy regulations or requirements, the operations are subject to a number of risks arising out of the threat of climate change, and environmental laws, energy transitions policies and initiatives and regulations relating to emissions and coal residue management, which could result in increased operating and capital costs and reduce the extent of business activities, operation of power generation facilities involves significant risks and hazards customary to the power industry that could have a material adverse effect on our revenues and results of operations, and there may not have adequate insurance to cover these risks and hazards, employees, contractors, customers and the general public may be exposed to a risk of injury due to the nature of the operations, limited experience with carbon capture programs and initiatives and dependence on third-parties, including consultants, contractors and suppliers to develop and advance carbon capture programs and initiatives, and failure to properly manage these relationships, or the failure of these consultants, contractors and suppliers to perform as expected, could have a material adverse effect on the business, prospects or operations; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power to operate cryptocurrency mining assets; the risks of an increase in electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the potential adverse impact on profitability; future capital needs and the ability to complete current and future financings, including the Company’s ability to utilize an at-the-market offering program (the “ATM Program”) and the prices at which securities may be sold in the ATM Program, as well as capital market conditions in general; share dilution resulting from the ATM Program and from other equity issuances; volatile securities markets impacting security pricing unrelated to operating performance; the risk that a material weakness in internal control over financial reporting could result in a misstatement of the Company’s financial position that may lead to a material misstatement of the annual or interim consolidated financial statements if not prevented or detected on a timely basis; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov), including the MD&A for the year-ended December 31, 2023, filed on March 7, 2024 and the MD&A for the three and six months ended June 30, 2024 filed on August 8, 2024. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by the Company. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Additional Information about the Merger and Where to Find It

This communication relates to a proposed merger between Stronghold and Bitfarms. In connection with the proposed merger, Bitfarms intends to file with the SEC a registration statement on Form F-4, which will include a proxy statement of Stronghold that also constitutes a prospectus of Bitfarms. After the registration statement is declared effective, Stronghold will mail the proxy statement/prospectus to its shareholders. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other relevant documents Bitfarms and Stronghold has filed or will file with the SEC. Investors are urged to read the proxy statement/prospectus (including all amendments and supplements thereto) and other relevant documents filed with the SEC carefully and in their entirety if and when they become available because they will contain important information about the proposed merger and related matters.

Investors may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Bitfarms and Stronghold with the SEC, when they become available, through the website maintained by the SEC at www sec.gov. Copies of the documents may also be obtained for free from Bitfarms by contacting Bitfarms’ Investor Relations Department at investors@bitfarms.com and from Stronghold by contacting Stronghold’s Investor Relations Department at SDIG@gateway-grp.com.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in Solicitation Relating to the Merger

Bitfarms, Stronghold, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies from Stronghold’s shareholders in respect of the proposed merger. Information regarding Bitfarms’ directors and executive officers can be found in Bitfarms’ annual information form for the year ended December 31, 2023, filed on March 7, 2024, as well as its other filings with the SEC. Information regarding Stronghold’s directors and executive officers can be found in Stronghold’s proxy statement for its 2024 annual meeting of stockholders, filed with the SEC on April 29, 2024, and supplemented on June 7, 2024, and in its Form 10-K for the year ended December 31, 2023, filed with the SEC on March 8, 2024. This communication may be deemed to be solicitation material in respect of the proposed merger. Additional information regarding the interests of such potential participants, including their respective interests by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed merger if and when they become available. These documents are available free of charge on the SEC’s website and from Bitfarms and Stronghold using the sources indicated above.

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